UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Decrease of 4.6% for the Month of March

GUADALAJARA, Mexico, April 06, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of March 2021, compared to traffic figures for March 2020.

For March 2021, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 1.2%, compared to the same period of the previous year. Domestic passenger traffic increased by 10.6%, while international passenger traffic decreased by 15.3%. The total number of terminal passengers at GAP’s 14 airports decreased by 4.6%.

Domestic traffic continues to strengthen at our 12 Mexican airports, as airlines gradually increase their operations. However, international traffic declined, to a lesser extent compared to February, due to the new requirements to enter the United States as well as the suspension of flights originating from Mexico and the Caribbean by the Canadian government.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Mar-20	Mar-21	% Change	Jan-Mar 20	Jan-Mar 21	% Change
Guadalajara	614.3	611.6	(0.4%)	2,336.5	1,573.6	(32.7%)
Tijuana*	418.4	535.9	28.1%	1,420.1	1,410.7	(0.7%)
Los Cabos	116.4	142.4	22.3%	402.7	366.9	(8.9%)
Puerto Vallarta	94.6	125.7	32.9%	367.8	300.4	(18.3%)
Guanajuato	107.3	109.9	2.5%	424.6	286.0	(32.6%)
Montego Bay	0.0	0.0	(100.0%)	1.0	0.0	(100.0%)
Hermosillo	109.1	108.0	(1.0%)	396.1	257.6	(35.0%)
Morelia	33.7	38.9	15.6%	125.8	109.9	(12.7%)
Mexicali	75.3	68.1	(9.6%)	277.0	190.2	(31.3%)
La Paz	60.6	64.8	7.0%	213.5	169.1	(20.8%)
Aguascalientes	35.2	35.7	1.4%	137.6	97.7	(29.0%)
Kingston	0.1	0.0	(63.2%)	1.3	0.1	(90.8%)
Los Mochis	24.4	27.4	12.1%	86.8	70.9	(18.3%)
Manzanillo	6.7	6.7	(1.0%)	23.2	17.1	(26.2%)
Total	1,696.1	1,875.1	10.6%	6,213.9	4,850.4	(21.9%)

International Terminal Passengers – 14 airports (in thousands):

Airport	Mar-20	Mar-21	% Change	Jan-Mar 20	Jan-Mar 21	% Change
Guadalajara	221.8	195.4	(11.9%)	957.8	595.0	(37.9%)
Tijuana*	151.9	167.3	10.2%	684.3	424.8	(37.9%)
Los Cabos	232.8	231.9	(0.4%)	947.1	534.4	(43.6%)
Puerto Vallarta	275.0	146.8	(46.6%)	1,086.3	352.5	(67.6%)
Guanajuato	32.6	27.8	(14.7%)	148.2	85.4	(42.4%)
Montego Bay	261.5	129.4	(50.5%)	1,132.9	304.7	(73.1%)
Hermosillo	4.0	7.4	84.2%	18.8	19.9	5.8%
Morelia	25.1	21.8	(13.3%)	99.6	75.1	(24.6%)
Mexicali	0.2	0.3	22.4%	1.2	0.7	(42.7%)
La Paz	1.1	1.8	61.1%	3.3	4.0	19.3%
Aguascalientes	11.3	11.1	(2.1%)	48.4	33.9	(30.0%)
Kingston	72.7	36.7	(49.6%)	353.5	115.4	(67.4%)
Los Mochis	0.3	0.6	109.8%	1.3	1.6	23.7%
Manzanillo	7.5	3.7	(50.4%)	28.5	9.4	(67.0%)
Total	1,297.9	982.0	(24.3%)	5,511.2	2,556.5	(53.6%)

Total Terminal Passengers – 14 airports (in thousands):

Airport	Mar-20	Mar-21	% Change	Jan-Mar 20	Jan-Mar 21	% Change
Guadalajara	836.1	807.0	(3.5%)	3,294.4	2,168.5	(34.2%)
Tijuana*	570.3	703.2	23.3%	2,104.4	1,835.5	(12.8%)
Los Cabos	349.2	374.3	7.2%	1,349.8	901.3	(33.2%)
Puerto Vallarta	369.6	272.5	(26.3%)	1,454.1	652.9	(55.1%)
Guanajuato	139.9	137.7	(1.5%)	572.9	371.4	(35.2%)
Montego Bay	261.5	129.4	(50.5%)	1,133.9	304.7	(73.1%)
Hermosillo	113.1	115.4	2.0%	414.9	277.4	(33.1%)
Morelia	58.8	60.7	3.2%	225.4	184.9	(18.0%)
Mexicali	75.5	68.4	(9.5%)	278.2	190.9	(31.4%)
La Paz	61.7	66.6	8.0%	216.9	173.1	(20.2%)
Aguascalientes	46.5	46.8	0.6%	186.0	131.7	(29.2%)
Kingston	72.9	36.7	(49.6%)	354.7	115.5	(67.4%)
Los Mochis	24.7	28.0	13.2%	88.0	72.5	(17.7%)
Manzanillo	14.3	10.4	(27.1%)	51.7	26.5	(48.7%)
Total	2,994.0	2,857.1	(4.6%)	11,725.1	7,406.9	(36.8%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Mar-20	Mar-21	% Change	Jan-Mar 20	Jan-Mar 21	% Change
Tijuana	150.3	165.8	10.3%	677.3	421.0	(37.8%)

Highlights for the Period:

  The number of seats available during March 2021 declined by 22.7% compared to March 2020; load factors for the month went from 57.1% in March 2020 to 70.2% in March 2021.

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 6, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer